

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 3010</u>

April 23, 2010

Mr. Jerry E. Polis
President and Chairman
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

Re: ASI Technology Corporation
Amendment No. 1 to Preliminary Information Statement on Schedule
14C
Filed April 15, 2010
File No. 000-06428

Dear Mr. Polis:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Henry E. Lichtenberger
Sklar Williams LLP (via facsimile)